Filed Pursuant to Rule 433

Registration No. 333-140954

October 3, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated October 3, 2007)

Issuer:	Georgia Power Company
Security:	6.50% Series 2007A Preference Stock, Non-Cumulative, Par Value $100 Per Share
Expected Ratings*:	Baa1/BBB+/A (Moody’s/Standard & Poor’s/Fitch)
Size:	2,250,000 shares of Preference Stock
Par Value:	$100.00 per share
Public Offering Price:	$100.00 per share
Dividend Rate:	6.50% per annum
Dividend Payment Dates when, as and if declared:	January 1, April 1, July 1 and October 1
Optional Redemption:

Callable in whole or in part, from time to time:

•      prior to October 1, 2017, at the greater of (1) $100.00 per share to be redeemed or (2) the sum of the present values of the liquidation amount and the remaining scheduled dividend payments on the shares to be redeemed (excluding any accrued and unpaid dividends) to October 1, 2017, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury yield plus 25 basis points; or

•      on or after October 1, 2017, at $100.00 per share,

plus, in each case, accrued and unpaid dividends for the current quarterly dividend period.

Proceeds to the Issuer:	$221,062,500
Transaction Date:	October 3, 2007
Expected Settlement Date:	October 11, 2007 (T+5)
CUSIP:	373334 119
Joint Book-Running and Lead Managers:	Citigroup Global Markets Inc. Lehman Brothers Inc.
Co-Managers:	Cabrera Capital Markets, LLC CastleOak Securities, L.P. Loop Capital Markets, LLC Toussaint Capital Partners, LLC The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

NY1 1133377v1